Lang Michener LLP
BARRISTERS & SOLICITORS

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File Number: 57832-8

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E-Mail: hono@lmls.com

June 30, 2006

BY COURIER
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Roger Baer

Dear Sirs/Mesdames:

Nord Resources Corporation
Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2005
Filed June 30, 2006
SEC File No. 001-08733

We refer to Staff’s letter to Nord Resources Corporation (the “Company”) of April 21, 2006, signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”), in respect of the Company’s annual report for the year ended December 31, 2005 (the “Form 10-KSB”).

We are pleased to confirm that, on behalf of the Company, we have filed with the Securities and Exchange Commission today, via the EDGAR system: (a) our letter of even date providing the Company’s responses to Staff’s comments on the Form 10-KSB; and (b) Amendment No. 1 (the “Amended Form 10-KSB”) to the Form 10-KSB.

The following enclosed documents are being furnished to the Commission as supplemental material to the Amended Form 10-KSB:

(a)

Winters, Dorsey & Company, LLC’s (“WDC”) addendum, dated June 2006 (the “Addendum”), to the updated feasibility study entitled “Johnson Camp Copper Project, Arizona, United States, 2005 Feasibility Study” dated October 11, 2005 (the “2005 Feasibility Study”);

(b)

a report completed by Stagg Resource Consultants, Inc. (the “Aggregate Study”) and entitled “Decorative and Structural Stone Demand Study, Tucson Metropolitan Area and Pima, Pinal, and Cochise Counties, Arizona, January 6, 2006”; and

(c)	WDC’s consent to:

	(i)	the use of WDC’s name in the Amended Form 10-KSB in connection with references to WDC’s involvement in the preparation of:

		(A)	the 2005 Feasibility Study; and

		(B)	the Addendum;

	(ii)	references to the 2005 Feasibility Study and the Addendum, or portions thereof, in the Amended Form 10-KSB;

(iii)

references in the Amended Form 10-KSB to those portions of the 2000 feasibility study prepared by The Winters Company, which have been adopted or otherwise incorporated by reference into the 2005 Feasibility Study and the Addendum; and

	(iv)	the inclusion and incorporation by reference of information derived from the 2005 Feasibility Study and the Addendum in the Amended Form 10-KSB.

The Addendum and the Aggregate Study are both referenced in the Amended Form 10-KSB.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.